Galmed Pharmaceuticals

Clinical antifibrotic effect of Aramchol™: histology and convergent biomarker data




Leveraging Science
for Lifetime Medicine

Prof. Vlad Ratziu, Professor of Hepatology, Sorbonne Université, ARMOR study co-principal investigator

November 2021

Safe Harbor and Disclaimer Statement

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These factors include, but are not limited to, the following: the timing and cost of Galmed's pivotal Phase 3 ARMOR trial, or the ARMOR Study or any other pre-clinical or clinical trials; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial; the impact of the COVID-19 pandemic; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol or any other product candidate; Galmed's expectations regarding the commercial market for NASH patients or any other indication; third-party payor reimbursement for Aramchol or any other product candidate; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 18, 2021, and in other filings that Galmed has made and may make with the SEC in the future.

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ARMOR - Ph3 Study Design & Clinical Rationale for The Open Label Part

- Designed to provide effect size of higher dose of Aramchol 300mg BID (153% elevation in exposure) and optimize treatment duration for Aramchol™
- A rigorous and robust blinded reading process including a committee of 3 liver experienced pathologists. All biopsies are read independently by each pathologist followed by a consensus reading


Efficacy kinetics, safety and PK
150 patients
1:1:1
Group A: Biopsy at 24W
Group B: Biopsy at 48W
Group C: Biopsy at 72W
Aramchol 300mg BID
Screening biopsy
Week 24 or 48 or 72 biopsy
Fibroscan every 24 weeks
Microbiome at Baseline, weeks 4, 12, 24, 48 and 72
Biomarkers at Baseline, weeks 12, 24, and every 24 weeks thereafter

*End of Study (EoS) - will be aligned with the Double-Blind part.
A 2nd post-baseline liver biopsy will be collected for fibrosis non-responders.

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Baseline Characteristics

ARMOR Study		Late breaker AASLD Cohort (N=20)
Females,		14 (70.0%)
Age years (mean ± SD),		58.5 ± 8.7
Weight (kg) (mean ± SD),		89.3± 14.0
BMI (kg/m2) (mean ± SD),		33.5 ± 3.6
Ethnicity	White	15 (75%)
	Asian	4 (20%)
	Other	1 (5%)
Fibrosis stage	F1	3 (15%)
	F2	4 (20%)
	F3	13 (65%)

ARMOR Study		ARCON Cohort (N= 139)
Females,		108 (77.7%)
Age years (mean ± SD),		58.5 ± 10.2
Weight (kg) (mean ± SD),		89.2± 15.2
BMI (kg/m2) (mean ± SD),		32.9 ± 4.2
Ethnicity	White	114 (82%)
	Asian	14 (10.1%)
	Other	11 (7.9%)
Fibrosis stage	F1	24 (17.3%)
	F2	36 (25.9%)
	F3	79 (56.8%)

A Substantial Effect on Fibrosis Improvement Based on Histology is Demonstrated in the First 20 Patients (Late breaker AASLD Cohort) with Post-baseline Biopsy



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Proportion of Patients
2-stage improvement - (n=5, 25%)
1-stage improvement - (n=7, 35%)
Improved, 12 (60%)
Stable fibrosis, 7 (35%)
Worsened, 1 (5%)



80%
70%
60%
50%
40%
30%
20%
10%
0%
Proportion of Patients
5/9 (56%)
6/9 (67%)
1/2 (50%)
Week 24
Week 48
Week 72

Conclusion:

12 of 20 patients (60%) had fibrosis improvement by ≥1 stage and only a single patient had fibrosis worsening; in 5 patients (25%), fibrosis was reduced by 2 points

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Fibrosis Stage at Baseline and Post-Baseline



Fibrosis Stage at BL
3 (15%)
4 (20%)
13 (65%)
F1
F2
F3



Fibrosis Stage After Treatment
2 (10%)
5 (25%)
7 (35%)
6 (30%)
F0
F1
F2
F3

Conclusion:

At baseline **65%** of patients had fibrosis stage 3 which was reduced to **25%** at post-baseline
At baseline **15%** of patients had fibrosis stage 1 which was increased to **45%** (F0-1) at post-baseline

Change from Baseline in ALT & AST - Late breaker AASLD Cohort and ARCON Cohort


Change from Baseline in ALT (U/L)
Baseline Adjusted MMRM Analysis
0
-5
-10
-15
-20
-25
Baseline
Week 4
Week 8
Week 12
Week 24
Week 36
Week 48
Visit


Change from Baseline in AST (U/L)
Baseline Adjusted MMRM Analysis
0
-5
-10
-15
-20
Baseline
Week 4
Week 8
Week 12
Week 24
Week 36
Week 48
Visit

Conclusion:

Statistically significant reduction in ALT and AST in both cohorts

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Change from Baseline in Fib-4 - Late breaker AASLD Cohort and ARCON Cohort



AASLD Late breaker Cohort (N=20)
Baseline Adjusted MMRM Analysis
0
-0.05
-0.1
-0.15
-0.2
-0.25
-0.3
-0.35
Change from Baseline
Baseline
Week 4
Week 8
Week 12
Week 24
Week 36
Week 48
Visit



ARCON Cohort (N=139)
Baseline Adjusted MMRM Analysis
0
-0.05
-0.1
-0.15
-0.2
-0.25
-0.3
-0.35
Change from Baseline
Baseline
Week 4
Week 8
Week 12
Week 24
Week 36
Week 48
Visit

Conclusion:

Statistically significant reduction in Fib-4 in both cohorts

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Change from Baseline (absolute and pct. change) in ProC-3 Late breaker AASLD Cohort and ARCON Cohort

Procollagen 3 N-Terminal Propeptide - Mean Baseline 48.8 µg/L


ProC-3 % Change
Baseline Adjusted MMRM Analysis
AASLD Late breaker Cohort (N=20)
Change from Baseline (%)
0
-5
-10
-15
-20
-25
-30
Baseline
Week 24
Week 48
ARCON Cohort (N=139)
Change from Baseline (%)
-1
-6
-11
-16
-21
-26
Baseline
Week 24
Week 48
Visit


ProC-3 Absolute Change
Baseline Adjusted MMRM Analysis
AASLD Late breaker Cohort (N=20)
Change from Baseline (µg/L)
-3
-8
-13
-18
Baseline
Week 24
Week 48
ARCON Cohort (N=139)
Change from Baseline (µg/L)
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
Baseline
Week 24
Week 48
Visit

Conclusion:

Statistically significant reduction in ProC-3 in absolute and percent change in both cohorts

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Summary of Results

		AASLD Poster Cohort [1] (N=20)		ARCON Cohort [2] (N~50)	
	visit	Change from baseline [3]	p value	Change from baseline [3]	p value
ALT	week 24	-20.88	<.0001	-16.44	<.0001
	week 48	-20.05	<.0001	-17.43	<.0001
AST	week 24	-15.08	<.0001	-13.43	<.0001
	week 48	-14.74	<.0001	-13.28	<.0001
FIB-4	week 24	-0.22	0.0006	-0.27	<.0001
	week 48	-0.23	0.0012	-0.22	0.0006
PRO-C3[4]	week 24	-8.83	0.0010	-9.68	<.0001
	week 48	-13.79	0.0005	-13.00	<.0001
PRO-C3 %	week 24	-15.89	0.0106	-13.84	0.0077
	week 48	-19.76	0.0294	-17.37	0.0192
>1 point in fibrosis improvement		**60%**			

1. Number of subjects in the AASLD cohort at week 24 and week 48 respectively are; ALT 19 and 9, AST 19 and 9, FIB-4 19 and 9, PRO-C3 19 and 10
2. Number of subjects in the All-available cohort at week 24 and week 48 respectively are; ALT 61 and 18, AST 61 and 18, FIB-4 56 and 18, PRO-C3 43 and 15
3. MMRM baseline adjusted analysis
4. ProC-3 were analyzed by Nordic Bioscience using an improved methodology with higher sensitivity and specificity. Mean Baseline 47.2 ug/L.

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nature
medicine
Spinal Cord regeneration in 3D

nature medicine

ARTICLES

https://doi.org/10.1038/s41591-021-01495-3

Check for updates

Aramchol in patients with nonalcoholic steatohepatitis: a randomized, double-blind, placebo-controlled phase 2b trial

V. Ratziu[1] ✉, L. de Guevara[2], R. Safadi[3], F. Poordad[4], F. Fuster[5], J. Flores-Figueroa[6], M. Arrese[7], Anna L. Fracanzani[8], D. Ben Bashat[9], K. Lackner[10], T. Gorfine[11], S. Kadosh[12], R. Oren[11], M. Halperin[11], L. Hayardeny[11], R. Loomba[13], S. Friedman[14], the ARREST investigator study group* and Arun J. Sanyal[15]

the ARREST investigator study group

M. Abdelmalek[16], F. Angelico[17], M. Angelico[18], J. P. Arancibia[19], E. Bardou-Jacquet[20], F. Barrera[21], C. F. Barish[22], Y. Baruch[23], Z. Ben-Ari[24], T. Berg[25], M. Bourliere[26], J. Boursier[27], E. Broide[28], M. Carmiel[29], D. S. Denham[30], L. Di Cesare[31,32], D. L. Dumitrascu[31,32], A. Francis[33], S. Gawrieh[34], M. S. González- Huezo[35], P. Hillon[36], A. Iracheta[37], Z. Kayali[38], L. Kupcinskas[39], G. Lau[40], L. Serfaty[41], A. Le Cleach[18], C. Loguercio[42], M. Manns[43], B. I. Martinez Saldivar[44], E. A. Mena[45], L. A. Morales Garza[46], J. M. Neutel[47], L. Nikoleishvili[48], M. Noureddin[49], R. Pais[50], A. H. Paredes[51], M. Paredes[52], R. Peters Watkins[53], A. Picardi[54], M. Pirisi[55], G. P. Jofre[56], L. Preotescu[57], T. Saadi[23], D. Samuel[58], J. F. Sánchez Avila[59], I. Schiefke[60], O. Shibolet[61], M. S. Siddiqui[15], G. Torres-Mendoza[35], J. F. Trotter[62], E. Tsai[63], E. C. Verna[64], E. Zuckerman[65] and D. Zur[29]

2021 in Press

Conclusions

- Data add to body of evidence from prior studies demonstrating the benefit of Aramchol™ for patients with histologically confirmed NASH and fibrosis, and provides clinical support to the hypothesis that a higher daily dose will result in improved clinical benefit

- Data support the anticipation that a higher dose of Aramchol™ will provide a statistically and clinically meaningful effect on fibrosis in the double-blind, placebo controlled, histology-based part of the ARMOR study

- Based on these encouraging findings, Galmed plans to discuss with the FDA a smaller and shorter double-blind, placebo-control histology-based interim analysis to support regulatory submission of a new drug application (NDA)

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